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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HORNE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
440591 10 5
(CUSIP Number)
Evan Auld-Susott
4267 Marina City Drive, #1106
Marina Del Ray, CA 90292
(213) 509-2781
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	440591 10 5	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Evan Auld-Susott

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,822,450

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,822,450

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,822,450[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
1 Includes 217,000 shares held directly by Evan Auld-Susott, 2,055,450 shares held directly by The Susott Family Limited Partnership, 60,000 shares held directly by The John L. Susott Exempt Marital Trust and 490,000 shares held directly by The John L. Susott Non-Exempt Marital Trust. Evan Auld-Susott is the sole general partner of The Susott Family Limited Partnership and the trustee of The John L. Susott Exempt Marital Trust and The John L. Susott Non-Exempt Marital Trust and may be deemed to be the beneficial owner of the shares beneficially held by these entities. Evan Auld-Susott disclaims beneficial ownership of the shares held by The Susott Family Limited Partnership, The John L. Susott Exempt Marital Trust and the John L. Susott Non-Exempt Marital Trust except to the extent of his pecuniary interest therein.

CUSIP No.	440591 10 5	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Evan Auld-Scusott, as Gerneral Partner of The Susott Family Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		2,055,450

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,055,450

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,055,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	440591 10 5	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Evan Auld-Susott, Trustee of The John L. Susott Exempt Marital Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		60,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	440591 10 5	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Evan Auld-Susott, Trustee of The John L. Susott Non-Exempt Marital Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		490,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		490,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	490,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	440591 10 5	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Trevor Foster

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		3,355,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,355,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,355,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1:    Security and Issuer.

Class of Securities:	Common Stock

Issuer:	Horne International, Inc. (“Issuer”)

Principal Address:	2677 Prosperity Avenue, Suite 300
Fairfax, VA 22031
Telephone: (703) 641-1100
Item 2:    Identity and Background.

(a)	Reporting Persons:

	i.	Trevor Foster (“TF”)
	ii.	Evan Auld-Susott (“EAS”)
	iii.	The Susott Family Limited Partnership (“SFLP”)
	iv.	The John L. Susott Exempt Marital Trust (“SEMT”)
	v.	The John L. Susott Non-Exempt Marital Trust (“SNMT”)

(b)	Principal Business Address:

TF:
P.O. Box 450, Hickman, CA 95323

EAS, SFLP, SEMT and SNMT:
4267 Marina City Drive, #1106, Marina Del Rey, CA 90292

(c)	Principal Occupation/Principal Business:

	TF:	Investments
	EAS:	Investments
	SFLP:	Investments
	SEMT:	Investments
	SNMT:	Investments

(d)	None.

(e)	None.

(f)	Citizenship:

	EAS:	USA
	TF:	USA
	SFLP:	Not applicable.
	SEMT:	Not applicable.
	SNMT:	Not applicable.

Item 3:   Source and Amount of Funds or Other Consideration.
     The shares of Common Stock of Issuer reported as beneficially owned by TF in Item 5 have been purchased on the open market with personal funds.
     During the 60-day period prior to and including May 23, 2007, TF acquired 355,000 shares of the Common Stock of Issuer in separate transactions as follows:

Date of Purchase	Number of Shares	Total Cost

04/24/07 04/18/07 04/16/07 04/13/07 04/11/07	255,000 7,893 36,966 25,141 30,000	81,500.00 2,466.83 10,720.14 7,499.30 $10,200.00
     The shares of Common Stock of Issuer reported as beneficially owned by EAS, SFLP, SEMT and SNMP in Item 5 have been purchased on the open market with personal funds.
     During the 60-day period prior to and including May 23, 2007, EAS acquired 15,000 shares of the Common Stock of Issuer in one transaction as follows:

Date of Purchase	Number of Shares	Total Cost

04/18/07	15,000	$4,725.00
     During the 60-day period prior to and including May 23, 2007, SFLP acquired 77,450 shares of the Common Stock of Issuer in separate transactions as follows:

Date of Purchase	Number of Shares	Total Cost

05/23/07 05/22/07 05/21/07 04/27/07 04/26/07 04/17/07 04/10/07	5,000 2,500 17,450 19,700 9,800 1,000 22,000	$1,325.00 662.50 4,624.25 5,811.50 2,891.00 290.00 7,380.00
Item 4:    Purpose of Transaction.
     Reporting Persons acquired the securities of Issuer for purposes of investment.
     Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person’s ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

     Reporting Persons expect to seek one or more positions on the Issuer’s Board of Directors and may also seek to influence Board policies, management and control of the Issuer in such other respects as they deem appropriate.
     Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.
     However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.
Item 5:   Interest in Securities of the Issuer.
(a)   Because Reporting Persons comprise a “group” for purposes of this report, each of them may be deemed to own beneficially all of the shares owned by the members of the group. The following table identifies the individual ownership of each Reporting Person and the group as a whole.

	TF	EAS	SFLP		SEMT		SNMT		Group
Shares Owned	3,355,000	217,000	2,055,450	[1]	60,000	[1]	490,000	[1]	6,177,450
Percentage of Class	8.0%	0.5%	4.9%		0.1%		1.2%		14.8

(b)	See the information contained in the cover sheets to this Schedule 13D.

(c)	See Item 3 above.

(d)	Not applicable.

(e)	Not applicable.
Item 6:   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     TF, EAS, SFLP, SEMT and SNMT have agreed to act as a group with respect to the purposes specified in Item 4 of this Schedule 13D. EAS is the sole general partner of SFLP and the trustee of each of SEMT and SNMT. With these exceptions, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7:   Material to be Filed as Exhibits.
     Exhibit A: Joint Filing Statement.

[1]	Evan Auld-Susott is the sole general partner of The Susott Family Limited Partnership and the trustee of The John L. Susott Exempt Marital Trust and The John L. Susott Non-Exempt Marital Trust and may be deemed to be the beneficial owner of the shares beneficially held by these entities. Evan Auld-Susott disclaims beneficial ownership of the shares held by The Susott Family Limited Partnership, The John L. Susott Exempt Marital Trust and the John L. Susott Non-Exempt Marital Trust except to the extent of his pecuniary interest therein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 31, 2007

/s/ Trevor Foster

Trevor Foster

/s/ Evan Auld-Susott

Evan Auld-Susott

The Susott Family Limited Partnership

By:	/s/ Evan Auld-Susott
Evan Auld-Susott
General Partner

The John L. Susott Exempt Marital Trust

By:	/s/ Evan Auld-Susott
Evan Auld-Susott
Trustee

The John L. Susott Non-Exempt Marital Trust

By:	/s/ Evan Auld-Susott
Evan Auld-Susott
Trustee

EXHIBIT INDEX

Exhibit	Sequential Page

Exhibit A — Joint Filing Statement	12

EXHIBIT A
Joint Filing Statement
We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.
Date: May 31, 2007

/s/ Trevor Foster
Trevor Foster

/s/ Evan Auld-Susott
Evan Auld-Susott

The Susott Family Limited Partnership

By:	/s/ Evan Auld-Susott Evan Auld-Susott
General Partner

The John L. Susott Exempt Marital Trust

By:	/s/ Evan Auld-Susott Evan Auld-Susott
Trustee

The John L. Susott Non-Exempt Marital Trust

By:	/s/ Evan Auld-Susott Evan Auld-Susott
Trustee